UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
June 25, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Relations
Munich, June 25, 2008
Disclosure according to art. 4 para. 4 of Regulation (EC) no. 2273/2003
Share buy back — 2. Interim Reporting and correction of the 1. Interim Reporting of the Second Tranche
In the time period from June 16, 2008 until and including June 20, 2008 a number of 4,019,287 shares were bought back within the framework of the second tranche of the share buy back program of Siemens Aktiengesellschaft; on June 6, 2008, Siemens Aktiengesellschaft disclosed pursuant to art. 4 para. 2 of Regulation (EC) no. 2273/2003 the commencement of the second tranche to begin on June 9, 2008.
The 1. Interim Reporting of the second tranche dated June 16, 2008 is hereby corrected. In the time period from June 9, 2008 until and including June 13, 2008, the Company only bought back 2,612,208 shares on the electronic trading platform of the Frankfurt Stock Exchange (Xetra) instead of the 4,331,300 shares disclosed in the 1. Interim Reporting. The difference resulted from shares that were inadvertently bought back by the commissioned bank over a trading platform other than Xetra. Arrangements for a return to the bank of the shares that were bought back over the trading platform other than Xetra have been made.
Therefore, the total number of shares that have been bought back within the framework of the second tranche of the share buy back program since June 9, 2008 amount to 6,631,495 shares.
The purchase of the shares of the Siemens Aktiengesellschaft is carried out by a bank that has been commissioned by Siemens Aktiengesellschaft; the shares are repurchased exclusively on the electronic trading platform of the Frankfurt Stock Exchange (Xetra).
Information regarding the transactions according to art. 4 para. 3 and 4 of Regulation (EC) no. 2273/2003 is published on the website of Siemens Aktiengesellschaft (www.siemens.com/ir).
Munich, June 25, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: June 25, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Lothar Wilisch
Name:	Lothar Wilisch
Title:	Head of Equity Capital Markets